                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be included in statements filed pursuant
            to Rule 13d-1(a) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)

                                (AMENDMENT NO. 3)

                               PROXIM CORPORATION
                    (formerly Western Multiplex Corporation)
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    744283102
                                 (CUSIP Number)

                         CHRISTOPHER P. MINNETIAN, ESQ.
                           RIPPLEWOOD HOLDINGS L.L.C.
                              ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 582-6700

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  MAY 28, 2003

         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                             CUSIP NO. 744283102
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Ripplewood Partners, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) ( )
                                                                         (B) (X)
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           ( )
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       (7)   SOLE VOTING POWER

   SHARES               0
                        --------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER

 OWNED BY               793,207
                        --------------------------------------------------------
   EACH           (9)   SOLE DISPOSITIVE POWER

 REPORTING              0
                        --------------------------------------------------------
  PERSON          (10)  SHARED DISPOSITIVE POWER

   WITH                 793,207
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      793,207
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      ( )

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                                             CUSIP NO. 744283102
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Ripplewood Co-Investment Fund I L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) ( )
                                                                         (B) (X)
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           ( )
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       (7)   SOLE VOTING POWER

   SHARES               0
                        --------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER

 OWNED BY               0
                        --------------------------------------------------------
   EACH           (9)   SOLE DISPOSITIVE POWER

 REPORTING              0
                        --------------------------------------------------------
  PERSON          (10)  SHARED DISPOSITIVE POWER

   WITH                 0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      ( )

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                                             CUSIP NO. 744283102
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Ripplewood Investments L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) ( )
                                                                         (B) (X)
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           ( )
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       (7)   SOLE VOTING POWER

   SHARES               0
                        --------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER

  OWNED BY              793,207
                        --------------------------------------------------------
   EACH           (9)   SOLE DISPOSITIVE POWER

  REPORTING             0
                        --------------------------------------------------------
   PERSON         (10)  SHARED DISPOSITIVE POWER

   WITH                 793,207
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      793,207
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      ( )

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                                             CUSIP NO. 744283102
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Collins Family Partners, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) ( )
                                                                         (B) (X)
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           ( )
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       (7)   SOLE VOTING POWER

   SHARES               0
                        --------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER

 OWNED BY               793,207
                        --------------------------------------------------------
   EACH           (9)   SOLE DISPOSITIVE POWER

 REPORTING              0
                        --------------------------------------------------------
  PERSON          (10)  SHARED DISPOSITIVE POWER

   WITH                 793,207
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      793,207*
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      ( )

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

*Collins Family Partners, L.P. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. except to the extent of its pecuniary interest therein.

                                                             CUSIP NO. 744283102
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Collins Family Partners, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) ( )
                                                                         (B) (X)
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           ( )
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       (7)   SOLE VOTING POWER

   SHARES               0
                        --------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER

 OWNED BY               2,015,573
                        --------------------------------------------------------
   EACH           (9)   SOLE DISPOSITIVE POWER

 REPORTING              0
                        --------------------------------------------------------
  PERSON          (10)  SHARED DISPOSITIVE POWER

   WITH                 2,015,573
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,015,573*
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      ( )

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.7%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Collins Family Partners, Inc. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. except to the extent of its pecuniary interest therein.

                                                             CUSIP NO. 744283102
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Timothy C. Collins
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) ( )
                                                                         (B) (X)
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           ( )
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF       (7)   SOLE VOTING POWER

   SHARES               766,757
                        --------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER

 OWNED BY               3,387,810
                        --------------------------------------------------------
   EACH           (9)   SOLE DISPOSITIVE POWER

 REPORTING              766,757
                        --------------------------------------------------------
  PERSON          (10)  SHARED DISPOSITIVE POWER

   WITH                 3,387,810
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,154,567*
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      ( )

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

*Timothy C. Collins expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P., The Ripplewood Foundation, Inc. and Timothy C. Collins 1999 Trust except to the extent of any pecuniary interest therein.

      The Schedule 13D filed by WMC Holding L.L.C., a Delaware limited liability company ("WMC Holding"), Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Co-Investment Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Fund"), Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C. ("Ripplewood Investments "), Collins Family Partners, L.P., a Delaware limited partnership ("Collins Family L.P.") , Collins Family Partners, Inc., a Delaware corporation ("Collins Family Inc."), Timothy C. Collins, a United States citizen ("Collins," and together with WMC Holding, Ripplewood Partners, Ripplewood Fund, Ripplewood Investments, Collins Family L.P. and Collins Family Inc., the "Ripplewood Reporting Parties"), Seaview Holdings, L.L.C., a Delaware limited liability company ("Seaview"), Zakin Multiplex Investment Trust, ("Zakin Trust"), Jonathan N. Zakin, a United States citizen, ("Zakin"), The Michael and Roberta Seedman Revocable Trust, ("Seedman Trust"), and Michael S. Seedman ("Seedman") on February 1, 2002, as amended by Amendment No. 1 dated April 16, 2002, and by Amendment No. 2 dated June 16, 2002 (as amended, the "Prior Schedule 13D"), is hereby amended and supplemented with respect to the Ripplewood Reporting Parties (excluding WMC Holding which was dissolved on February 21, 2002). Except as amended and supplemented hereby and by any other amendments to the Prior Schedule 13D, the Prior Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the same meanings ascribed them in the Prior Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

      The information contained in Item 3 of the Prior Schedule 13D is hereby amended and supplemented by incorporating by reference Item 4 herein.

Item 4. Purpose of Transaction.

      The information contained in Item 4 of the Prior Schedule 13D is hereby amended and supplemented by incorporating by reference Item 5 herein and by adding the following:

      On May 28, 2003, Ripplewood Fund made an in-kind pro-rata distribution of all of its shares of Proxim Common Stock to its members; Ripplewood Partners made an in-kind pro-rata distribution of all but 793,207 of its shares of Proxim Common Stock to its partners, including Ripplewood Investments; Ripplewood Investments made an in-kind pro-rata distribution of all shares of Proxim Common Stock received from Ripplewood Partners to its members, including Collins Family L.P.; Collins Family L.P. made an in kind pro rata distribution of all shares of Proxim Common Stock received from Ripplewood Investments to its partners, including Collins Family Inc., Collins and Timothy C. Collins 1999 Trust ("Collins Trust"); Collins Family Inc., Collins and Collins Trust transferred 1,250,000 shares of Proxim Common Stock received from Collins Family L.P. to an entity wholly owned by them; and such entity made a charitable contribution of such 1,250,000 shares to The Ripplewood Foundation, Inc. ("Ripplewood Foundation") (such transfers, collectively, the "Distribution").

      No consideration was exchanged in the Distribution. The purpose of the Distribution was to transfer the shares of Proxim Common Stock to the ultimate beneficiaries of Ripplewood Fund and Ripplewood Partners and to make a charitable contribution to Ripplewood Foundation.

Item 5. Interest in Securities of the Issuer

      Item 5 is amended and supplemented in its entirety to read as follows:

      The information set forth in Item 4 above, is hereby incorporated herein by reference.

      (a) (b) The Ripplewood Reporting Parties believe, and the following disclosure assumes, that there were 120,335,708 shares of Proxim Common Stock outstanding as of May 28, 2003. This belief is based on the Company's Quarterly Report on Form 10Q filed May 12, 2003, in which the Company disclosed that as of the close of business on March 28, 2003, 120,335,708 shares of Proxim Common Stock were outstanding.

      Ripplewood Partners

      As a result of the Distribution, Ripplewood Partners is the beneficial owner of and has the shared power to vote and dispose of 793,207 shares (0.6% of the outstanding shares) of Proxim Common Stock.

      Ripplewood Fund

      As a result of the Distribution, Ripplewood Fund ceased to beneficially own any shares (0% of the outstanding shares) of Proxim Common Stock.

      Ripplewood Investments

      Because it is the general partner of Ripplewood Partners, Ripplewood Investments may be deemed to be the beneficial owner of and have the shared power to vote and dispose of the 793,207 shares (0.6% of the outstanding shares) of Proxim Common Stock held by Ripplewood Partners.

      Collins Family L.P.

      Because it is the managing member of Ripplewood Investments, Collins Family L.P. may be deemed to be the beneficial owner of and have the shared power to vote and dispose of the 793,207 shares (0.6% of the outstanding shares) of Proxim Common Stock held by Ripplewood Partners. Collins Family L.P. hereby expressly disclaims such beneficial ownership.

      Collins Family Inc.

      As a result of the Distribution, Collins Family Inc. is the beneficial owner of and has the shared power to vote and dispose of 1,222,366 shares (1.0% of the outstanding shares) of Proxim Common Stock. Because it is the general partner of Collins Family L.P., Collins Family Inc. may be deemed to be the beneficial owner of and have the shared power to vote and dispose of the 793,207 shares (0.6% of the outstanding shares) of Proxim Common Stock held by Ripplewood Partners. The total amount Collins Family Inc. may be deemed to beneficially own is equal to 1.7% of the outstanding shares. Collins Family Inc. hereby expressly disclaims such beneficial ownership other than of the shares directly owned by it.

      Collins

      As a result of the Distribution, Collins is the beneficial owner of and has the sole power to vote and dispose of 766,757 shares (0.6% of the outstanding Shares) of Proxim Common Stock. Because he is the sole shareholder of Collins Family Inc., Collins may be deemed to be the beneficial owner of and have the shared power to vote and dispose of the 793,207 shares (0.6% of the outstanding shares) of Proxim Common Stock held by Ripplewood Partners and the 1,222,366 shares (1.0% of the outstanding shares) held by Collins Family Inc. Because he controls the sole member of Ripplewood Foundation, Collins may be deemed to be the beneficial owner of and have the shared power to vote and dispose of the 1,250,000 shares (1.0% of the outstanding shares) held by Ripplewood Foundation. Because his spouse is a trustee of Collins Trust, Collins may be deemed to be the beneficial owner of and have the shared power to vote and dispose of the 122,237 shares (0.1% of the outstanding shares) held by the Collins Trust. The total amount Collins may be deemed to beneficially own is equal to 3.5% of the outstanding shares. Collins hereby expressly disclaims such beneficial ownership other than of the shares directly owned by him or by Collins Family Inc.

      Collins Trust

      Collins Trust is organized under the state of Delaware. Its principal business is to hold property for the benefit of its beneficiaries. The address of its principal business and its principal office is c/o Ripplewood Holdings L.L.C., One Rockefeller Plaza, New York, New York 10020. Collins Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), nor has it, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

      Ripplewood Foundation

      Ripplewood Foundation is organized under the state of New York. Its principal business is that of a charitable foundation. The address of its principal business and its principal office is c/o Ripplewood Holdings L.L.C., One Rockefeller Plaza, New York, New York 10020. Ripplewood Foundation has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), nor has it, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

      The Ripplewood Reporting Parties along with Ripplewood Foundation and the Collins Trust may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Ripplewood Reporting Parties disclaim the existence of such a group and neither this Schedule 13D nor anything contained herein shall be construed as an admission that such Ripplewood Reporting

Parties together with Ripplewood Foundation and Collins Trust constitute a "person" or a "group" for any purpose.

      (c) The information contained in Item 4 herein is incorporated by reference.

      (e) As of May 28, 2003, each of the Ripplewood Reporting Parties, and all the Ripplewood Reporting Parties in the aggregate, ceased to beneficially own more than 5% of the outstanding shares of Proxim Common Stock.

                                   Signatures

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2003

                                        RIPPLEWOOD PARTNERS, L.P.
                                        By: Ripplewood Investments L.L.C.,
                                        its general partner


                                        By: /s/ Peter E. Berger
                                            ------------------------------------
                                            Name: Peter E. Berger
                                            Title: Chief Financial Officer

                                        RIPPLEWOOD CO-INVESTMENT FUND I, L.L.C.

                                        By: Ripplewood Investments L.L.C.,
                                        its managing member


                                        By: /s/ Peter E. Berger
                                            ------------------------------------
                                            Name: Peter E. Berger
                                            Title: Chief Financial Officer

                                        RIPPLEWOOD INVESTMENTS  L.L.C.


                                        By: /s/ Peter E. Berger
                                            ------------------------------------
                                            Name: Peter E. Berger
                                            Title: Chief Financial Officer

                                        COLLINS FAMILY PARTNERS, L.P.

                                        By: Collins Family Partners, Inc.
                                        its general partner


                                        By: /s/ Timothy C. Collins
                                            ------------------------------------
                                            Name: Timothy C. Collins
                                            Title: President

                                        COLLINS FAMILY PARTNERS, INC.

                                        By: /s/ Timothy C. Collins
                                            ------------------------------------
                                            Name: Timothy C. Collins
                                            Title: President

                                        Timothy C. Collins

                                            /s/ Timothy C. Collins
                                            ------------------------------------